UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-66626

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERDIGITAL COMMUNICATIONS CORPORATION

781 Third Avenue, King of Prussia, Pennsylvania 19406-1409

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

C O N T E N T S

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3

Notes to the Financial Statements	4

Additional Information:

Schedule H, Part IV(i) - Schedule of Assets (Held at End of Year)	12

Schedule H, Part IV(j) - Schedule of Reportable Transactions	13

Signatures	14

Exhibit Index	15

Exhibit 23.1 Consent of Morison Cogen	16

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

InterDigital Communications Corporation

Savings and Protection Plan

King of Prussia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the InterDigital Communications Corporation Savings and Protection Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, the Plan changed its method of valuing investment contracts from contract value to fair value as required by a recent accounting pronouncement.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morison Cogen LLP

Bala Cynwyd, Pennsylvania

June 20, 2007

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
Investments at fair value (see Note 2)	$33,372,051	$24,797,089
Cash	426	13,294
Employer Profit Sharing Receivable	468,722	442,062
Participant Loans	177,441	149,738

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$34,018,640	$25,402,183

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	44,088	43,131
NET ASSETS AVAILABLE FOR BENEFITS	$34,062,728	$25,445,314

The accompanying notes are an integral part of these financial statements.

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS
Investment income
Interest and dividend income, investments	$10,233	$8,267
Net appreciation in fair value of investments	5,678,892	1,057,223

Total investment income	5,689,125	1,065,490

Contributions
Employer	1,613,300	1,331,646
Participants	3,172,598	2,912,764

Total contributions	4,785,898	4,244,410

Asset transfers in	13,276	145,871

TOTAL ADDITIONS	10,488,299	5,455,771

DEDUCTIONS
Payment of benefits	1,870,435	1,440,610
Other deductions	450	374

TOTAL DEDUCTIONS	1,870,885	1,440,984

NET INCREASE	8,617,414	4,014,787
NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	25,445,314	21,430,527

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$34,062,728	$25,445,314

The accompanying notes are an integral part of these financial statements.

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the InterDigital Communications Corporation Savings and Protection Plan (the Plan) is provided for general information purposes. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions. As of January 1, 2007, the Plan was amended and restated and its name changed to the InterDigital Savings and Protection Plan.

General

The Plan is a defined contribution 401(k) plan of InterDigital Communications Corporation and its participating subsidiaries (the Company or InterDigital) for eligible employees over the age of 18 and who have completed one month of service with the Company in connection with their own contributions and Company matching contributions. For profitsharing contributions, employees must be over the age of 18 and have completed ninety-one days of service with the Company. Individuals employed by the Company as part of an academic course of study, such as a work-study program, co-op program or similar arrangements, are not eligible to participate in the Plan. The Plan was established effective February 1, 1985 and restated January 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, awarded (IRC). Investors Bank & Trust Company is the trustee of the Plan. Diversified Investment Advisors, Inc. (Diversified) is the Plan’s third party administrator and the custodian of the Plan’s assets.

Contributions

All participant contributions are made on a before-tax basis. Each participant may invest from 1% to 100% of annual compensation as a basic contribution. The total of the basic and supplemental contributions cannot exceed Internal Revenue Service (IRS) limitations for each Plan year. For the 2006 and 2005 Plan years, the total IRS limits were $15,000 and $14,000, respectively. In addition, participants who have attained the age of 50 were permitted to make pre-tax “catch up” contributions of up to $4,000 and $5,000 in 2005 and 2006, respectively. If a participant’s annual contributions exceed the dollar limitation set by the IRS, thereby requiring a distribution of such excess contributions, the participant will forfeit any Company matching contributions related to the distribution amount. Amounts forfeited will be used to reduce future Company contributions.

The Company may, at its sole discretion, contribute to the Plan through matching contributions and/or discretionary contributions. Beginning July 2001, the Company matches 50% of each participant’s contribution, up to a maximum of 6% of the participant’s pretax annual basic compensation, as defined by the Plan. The Company’s matching contribution is directed by the Company to the InterDigital Stock Fund under the Plan and may be immediately transferred to other investment alternatives by participants. Discretionary contributions are lump sum payments made to the Plan as determined from time-to-time by the Board of Directors of the Company for participants employed as of the last day of the plan year. In first quarter 2007 and 2006, the Company made discretionary contributions in the form of 13,963 and 24,087 shares of InterDigital common stock, respectively, valued at $468,722 and $442,062, respectively. These contributions were associated with the Company’s performance in 2006 and 2005, respectively. The Plan recorded a related receivable at December 31, 2006 and 2005.

The IRC limits the amount of pay that may be used to determine contributions. The limit was $220,000 and $210,000 in 2006 and 2005, respectively. The IRC also limits the amount of all contributions that can be made for or by a participant to the Plan in a given year. The limit is the lesser of 100% of pay or $44,000 for 2006, and the lesser of 100% of pay or $42,000 for 2005, excluding catch-up contributions which may exceed these limits.

Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

Participant Accounts

Each participant’s account is credited with that participant’s contributions, allocations of the Company’s matching and discretionary contributions, and Plan earnings and losses. Allocations of discretionary contributions are based on a participant’s annual compensation relative to the total compensation of all other participants (in each case, subject to IRS limits). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Terminating participants forfeit unvested Company contributions. Forfeitures are used to pay Plan expenses or reduce future Company contributions.

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Vesting

Participants are immediately vested in their salary deferral and rollover contributions. Vesting in Company contributions is based upon an employee’s length of service with the Company. Participants vest 33% upon completion of one year of service, 67% upon two years of service and 100% upon completion of three years of service.

Participant Loans

Any participant who is an active employee may apply for a secured loan provided the request does not exceed the lesser of 50% of their vested account balance or $50,000. The minimum loan amount was $500 during 2006 and 2005. Only one loan per participant may be made every 365 days and all loans are subject to approval by the Company as Plan Administrator. Loan terms are limited to five years set at the inception of each loan. Interest rates are set at an annual rate of prime + 1%. The interest rates applicable to outstanding loans at December 31, 2006 and 2005 range between 4.33% and 9.25%. Interest paid by the participant is credited to the participant’s account. If a participant’s balance remains unpaid for more than 90 days after it is due, the loan will be in default on the outstanding loan amount and the participant’s vested account will be reduced by the amount of the unpaid principal and interest. The unpaid amount is treated as a taxable withdrawal and is subject to federal income taxes. Loans in default, in principal plus interest, at December 31, 2006 and 2005 were $16,461 and $15,501, respectively. Outstanding loans became due and payable in-full 60 days after the related participant ceases to be an employee and a party-in-interest, as defined by ERISA, or after complete termination of the Plan.

When a participant receives a distribution from the Plan, any outstanding principal plus accrued interest will be deducted from the amount of the distribution.

Payment of Benefits

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant’s beneficiary is entitled to the vested amount of their account as valued on the applicable valuation date. In the event of a participant’s death, distribution of their account will be made as soon as administratively practicable upon the receipt of appropriate documentation from their designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions from a participant’s account are typically made, subject to certain limitations, in the form of a lump sum.

Plan Termination

The Company may amend or suspend the Plan and may terminate the Plan at any time subject to the provisions of ERISA; although there is no present intent to do so. However, no such action may cause the Plan’s assets to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated, all such participant’s accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.

Investment Options

All investments are participant directed except for the Company’s matching and profit sharing contribution, which by the terms of the Plan is directed by the Company to the InterDigital Stock Fund. Participants may reallocate their holdings among available investment options at any time. Fund descriptions below were obtained from fund brochures and other Plan documents:

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

SHORT-TERM BONDS:

Money Market Fund

This Fund seeks high current income while preserving capital and providing liquidity by investing in high quality short-term cash equivalent securities, such as commercial paper, bank acceptances, and repurchase agreements. The Fund will typically invest in A1/P1- rated debt instruments, and in securities with maturities of 30-120 days. All securities will have maturities less than 1 year.

Stabled Pooled Collective Trust

This Fund seeks to provide positive income with reduced return volatility through investment in a diversified portfolio of high-quality fixed-income securities. The Fund invests in stable value fixed income instruments, including Guaranteed Investment Contracts (GIC’s), Bank Investment Contracts (BIC’s), as well as GIC alternatives, such as synthetic GIC’s.

High Quality Bond Fund

This Fund seeks to generate consistent risk-adjusted returns while focusing on preservation of capital through investment in US Government, Agency, asset-backed, and corporate bonds, rated BBB or better at the time of purchase. The Fund’s dollar weighted average maturity generally does not exceed 3 years. This Fund was first offered to participants beginning July 1, 2005.

INTERMEDIATE/LONG-TERM BONDS:

Core Bond Fund

This Fund seeks to maximize return through investment in US Government, asset-backed and mortgage-backed securities, corporate securities, and to a lesser extent, convertible, high-yield and international fixed income securities.

Intermediate Bond Fund

This Fund seeks maximum current income over the intermediate-term consistent with preservation of capital primarily, almost exclusively, through the investment in US Government securities, its Agencies and money market instruments. The Fund maintains a dollar weighted-average maturity of 3-10 years under normal conditions. A 3 year duration is typical. This fund was no longer offered after July 7, 2006.

LARGE-CAP STOCKS:

Value & Income Fund

This Fund seeks long-term capital appreciation primarily through investment in a diversified portfolio of common stocks selling at reasonable valuations relative to their future projected earnings. The Fund utilizes a combination of deep and relative value sub-styles.

Equity Growth Fund

This Fund seeks to provide a high level of capital appreciation through investment in a diversified portfolio of common stocks with the potential for above-average growth in earnings. The Fund utilizes two managers with complementary large capitalization growth styles.

Transamerica PRM Diversified Equity Investment

This Fund seeks capital appreciation. The Fund uses an intrinsic valuation discipline in selecting securities, based on strong earnings and cash flows to foster future growth, with the goal of producing a long-term, above-average rate of return. At least 80% of the Fund’s assets will be invested in a diversified portfolio of domestic equity securities. The Fund typically limits its holdings to fewer than 60 well-researched companies.

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Stock Index Fund

This Fund seeks to match the performance of the S&P 500 Index by investing substantially all of its net assets in the stocks comprising the S&P 500 Index.

SMALL/MID-CAP STOCKS:

Mid-Cap Value Fund

This Fund seeks capital appreciation through investment in a diversified portfolio of medium size, value-oriented companies. The Fund invests in quality companies undergoing beneficial strategic changes that are selling at below market valuation standards due to limited analyst coverage and low expectations.

Mid-Cap Growth Fund

This Fund seeks a high level of capital appreciation through investment in a diversified portfolio of medium size, growth-oriented companies. The Fund invests in high quality companies whose growth in earnings will provide returns in excess of the market, while frequently exhibiting above-market standard valuation measures.

Special Equity Fund

This Fund seeks to provide long-term capital appreciation through investment in a diversified portfolio of common stocks of small size companies. The Fund utilizes two growth-style managers, two value-oriented managers and a structured core manager. This provides an opportunity for higher returns relative to the broad small-cap market over a full market cycle.

Baron Small Cap Fund

This Fund seeks capital appreciation. The Fund normally invests at least 80% of its assets in securities of smaller companies. A “small sized company” is defined as having a market value of under $2.5 billion.

Diamond Hill Small Cap Fund

This Fund seeks long-term capital appreciation. The Fund pursues its objective by investing in common stocks that the Fund’s adviser believes are undervalued. The Fund normally invests at least 80% of its net assets in small capitalization companies, defined as those companies with a market capitalization below $2.5 billion at the time of purchase by the Fund or those companies within the range of the companies in the Russell 2000 Index.

INTERNATIONAL STOCKS:

International Fund

This Fund seeks long-term capital appreciation by investing in both value and growth oriented companies. The Fund invests primarily in the stock markets of the United Kingdom, continental Europe, Japan, Canada, and Australia. Stock selection is based on in-depth local research. This fund was no longer offered after July 7, 2006.

American Funds EuroPacific Growth Fund

This Fund is designed for investors seeking capital appreciation and diversification through investments in the stocks of issuers based outside the United States. This Fund seeks to make its investment grow over time by investing primarily in stocks of issuers located in Europe and the Pacific Basin.

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

MULTI-ASSET/OTHER:

AIM Real Estate Funds, Class A

This Fund seeks high total return. The Fund normally invests at least 80% of its assets in securities of real estate and real estate-related companies. The Fund considers a company to be a real estate-related company if at least 50% of assets, gross income or net profits are attributable to ownership, construction, management or sale of residential, commercial or industry real estate. This Fund may invest up to 25% of its total assets in foreign securities.

Intermediate Horizon Strategic Allocation Fund

This Fund seeks to provide greater potential for long-term return at moderate risk levels by investing in an array of Diversified Investment Advisors (Diversified) Funds. The portfolio will invest in a combination of both income and equity funds, maintaining approximately equal exposure to both asset classes. Fund allocations within asset classes are broadly designed to mirror the market at large.

Long Horizon Strategic Allocation Fund

This Fund seeks to attain its objective by investing in an array of Diversified’s Funds with an emphasis on equity funds. The Fund will have limited exposure to a variety of fixed income funds. Fund allocations within asset classes are broadly designed to mirror the market at large.

Short Horizon Strategic Allocation Fund

This Fund seeks to attain its objective by investing in an array of Diversified’s Funds. The primary emphasis is on fixed income funds with limited exposure to equity funds. Fund allocations within asset classes are broadly designed to mirror the market at large.

InterDigital Stock Fund

This Fund invests in the Common Stock of InterDigital Communications Corporation.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

Accounting records are maintained by the custodian on the cash basis of accounting. The financial statements of the Plan reflect all material adjustments to place the financial statements on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Change in Accounting for Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value and are effective for Plan years ending after December 15, 2006 with retroactive application for all prior periods presented. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as of December 31, 2006 and 2005. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments in pooled separate accounts are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The InterDigital Stock Fund is valued at its year-end unit closing price (comprised of common stock market price plus uninvested cash position). The fair value of the guaranteed investment contracts are calculated by discounting the related cash flows based on current yields of similar investments with comparable durations. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Forfeited Accounts

At December 31, 2006 and 2005, forfeited non-vested accounts totaled $36,044 and $43,183, respectively. These forfeited accounts were fully utilized to reduce employer matching contributions in 2006 and 2005.

NOTE 3 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
International Fund	$—	$1,755,356
Special Equity Fund	1,793,641	1,486,372
Mid-Cap Value Fund	3,929,856	3,228,489
Core Bond Fund	2,109,777	1,254,537
AIM Real Estate Funds, Class A	1,860,874	1,405,862
Transamerica PRM Diversified Equity Investment	2,379,623	2,032,989
Stock Index Fund	4,822,065	3,700,480
InterDigital Stock Fund	4,654,896	3,204,048

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – INVESTMENTS (Continued)

At December 31, 2006 and 2005, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2006	2005
Investment in Common Trusts	$42,019	$37,761
Registered Investment Companies	2,006,816	1,109,670
Interest in Other Funds	1,181,745	252,133
InterDigital Stock Fund	2,448,312	(342,341)

	$5,678,892	$1,057,223

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 4 – NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the components of and significant changes in net assets relating to the Plan’s nonparticipant-directed investments at December 31, 2006 and 2005 are as follows:

	2006	2005
Net Assets
InterDigital Stock Fund	$4,654,896	$3,204,048

Changes in Net Assets
Contributions	$1,657,155	$1,535,310
Net appreciation (depreciation) in fair value of investments	2,448,312	(342,341)
Distributions	(182,878)	(164,193)
Transfers	(2,456,415)	(241,154)
Forfeitures and other	(15,326)	(30,649)

	$1,450,848	$756,973

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – GUARANTEED INVESTMENT CONTRACTS AND SECURITY-BACKED CONTRACTS

In 2004, the Plan entered into a benefit-responsive investment contract with the Stable Pooled Fund (the Fund). The Fund primarily invests in traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions. The Fund’s principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 2, because GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC. Contract value, as reported to the Plan by Diversified, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of the Company’s common stock through the InterDigital Stock Fund. In 2006 and 2005, the Plan also invested in funds with Diversified. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

NOTE 7 – PLAN EXPENSES

All costs and expenses incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.

NOTE 8 – TAX STATUS

The IRS has determined and informed the Company by letter dated June 13, 2005, that the Plan satisfies the qualification requirements under IRC Section 401(a) and that the trust maintained in connection with the Plan satisfies the requirements for exemption under IRC Section 501(a). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

EIN 23-1882087

SCHEDULE H, PART IV(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

Identity of Issue	Investment Type	Current Value
Investors Bank & Trust Company	Cash	$426
Money Market Fund*	Registered investment companies	$1,548,851
Short Horizon Strategic Allocation Fund*	Registered investment companies	275,680
Equity Growth Fund*	Registered investment companies	807,094
Mid-Cap Growth Fund*	Registered investment companies	755,538
Long Horizon Strategic Allocation Fund*	Registered investment companies	742,768
Value and Income Fund*	Registered investment companies	1,676,593
Special Equity Fund*	Registered investment companies	1,793,641
Mid-Cap Value Fund*	Registered investment companies	3,929,856
Core Bond Fund*	Registered investment companies	2,109,777
Intermediate Horizon Strategic Allocation Fund*	Registered investment companies	209,873
AIM Real Estate Funds, Class A	Registered investment companies	1,860,874
American Funds EuroPacific Growth Fund	Registered investment companies	2,817,939
Baron Small Cap Fund	Registered investment companies	1,559,882
Diamond Hill Small Cap Fund, Class A	Registered investment companies	77,755
Transamerica PRM Diversified Equity Investment	Registered investment companies	2,379,623
High Quality Bond Fund*	Registered investment companies	188,779
Stock Index Fund*	Registered investment companies	4,822,065

	Mutual Fund Total	$27,556,588
Stable Pooled Collective Trust*	Investments in common trusts	1,204,655	***

	Collective Trust Fund Total	$1,204,655
InterDigital Stock Fund*	Employer Stock Fund	$4,654,896	**
	Notes Receivable with Interest
Participant Loans*	Rates of 4.33% to 9.25%	$177,441

TOTAL ASSETS HELD AT END OF YEAR		$33,594,006

*	transaction with party in interest

**	fair value is $ 1,160,567

***	cost basis is $ 3,208,140

Cost is not required for participant-directed investments.

INTERDIGITAL COMMUNICATIONS CORPORATION

SAVINGS AND PROTECTION PLAN

SUPPLEMENTAL SCHEDULE H, PART IV(j)

SCHEDULE OF REPORTABLE TRANSACTIONS

DECEMBER 31, 2006

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Historical Gain (Loss)
Diversified Investors Funds Group	InterDigital Stock Fund	$2,177,127	$3,174,591	$2,251,719	$922,872

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERDIGITAL COMMUNICATIONS CORPORATION SAVINGS AND PROTECTION PLAN

	By:	InterDigital Communications Corporation, in its capacity as Plan Sponsor and Plan Administrator

Date: June 27, 2007

	By:	/s/ Richard J. Brezski
Richard J. Brezski
Chief Accounting Officer

EXHIBIT INDEX

The following is a list of Exhibits filed as part of this Annual Report on Form 11-K:

Exhibit Number	Exhibit Description

23.1	Consent of Morison Cogen LLP